April 8, 2005

via U.S. Mail
Gifford A. Dieterle
Chief Executive Officer
Capital Gold Corporation
76 Beaver Street
New York, NY 10005


Re:	Capital Gold Corporation
		Form SB-2 filed March 9, 2005
	File No. 333-123216

	Form 10-KSB for the year ended July 31, 2004
	Filed November 12, 2004
	File No. 0-13078

Form 10-Q for the quarter ended October 31, 2004
	Filed December 20, 2004

Dear Mr. Dieterle:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. For example, amend subsequent filings on Form 10-QSB to comply with any comments with respect to the Form
10-KSB.

Form SB-2

Selling Stockholders, page 35

2. Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? Please identify any registered broker-dealer as an underwriter unless such selling shareholder received its shares as compensation for investment banking related services. Please specifically identify any affiliates of registered broker-dealers as such. We note your disclosure that each selling securityholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the securityholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. We may have additional comments.

How the Shares May Be Distributed, page 40

3. We note your disclosure that you will file a prospectus supplement if there is a material change in the plan of distribution. Please revise to disclose that you will file a post-effective amendment to the extent that there is a material change in the plan of distribution, consistent with your undertaking under Item 512 of Regulation S-B.

Form 10-KSB for the year ended July 31, 2004

Controls and Procedures, page 28

4. We note that your Chief Executive Officer and Chief Financial Officer concluded that the company`s disclosure controls and procedures are effective when taking into account your limited resources and current business operations. Given your limited resources and current business operations, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures for the periods covered by the reports. For example, if true, you may state that your disclosure controls and procedures are effective after taking into account the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you may state that given the identified matters, your disclosure controls and procedures are not effective.


Engineering Comments
5. Proven and probable reserves are disclosed for the El Chanate property in your document. Forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by
Section C of SEC`s Industry Guide 7.

This includes:

* Property and geologic maps,
* Description of your sampling and assaying procedures,
* Drill-hole maps showing drill intercepts,
* Representative geologic cross-sections and drill logs,
* Description and examples of your cut-off calculation procedures,
* Cutoffs used for each category of reserve and any resources,
* Justifications for the drill hole spacings used at various classification levels,
* A detailed description of your procedures for estimating "reserves" and "resources," if developed,
* Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cashflow analyses) concerning your property that are needed to establish the existence of reserves as defined in Industry Guide 7.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

Closing Comments

	Please amend the above filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting issues and related disclosures to John Weitzel at (202) 942-1807 or, in his absence, to
Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all questions regarding engineering comments to Roger Baer, Mining Engineer, at (202) 942-2965. Direct questions relating to all other disclosure issues to Jason Wynn, at (202) 824-5665 or, in his absence, to Tangela Richter, Branch Chief, at (202) 942-1837. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director


      cc:  J. Wynn
            J. Weitzel
            B. Stem
            R. Baer
            T. Richter

            via facsimile
            Richard Feiner, Esq.
            (212) 779-8858
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Capital Gold Corporation
April 8, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE